

December 9, 2011

Via E-mail
Xue Bangyi
Chief Executive Officer
Jinzanghuang Tibet Pharmaceuticals, Inc.
Leling Economic Development Zone
Kaiyuan East Blvd.
Dezhou, Shandong, P.R.China 253600

> **Re:**   **Jinzanghuang Tibet Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed October 14, 2011**
> **File No. 000-53254**

Dear Mr. Bangyi:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. After reviewing any amendment to your filing we may have additional comments.

Exchange Act Reports

1. Please amend your filings to comply with your supplemental responses filed on September 7, 2011 and November 17, 2011.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining